Alexandria E. Kane Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4017 Main 212.407.4000 Fax 212.407.4990 akane@loeb.com

Via Edgar

October 3, 2024

Todd Schiffman and James Lopez

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Health In Tech, Inc.
Amendment No. 1 toForm S-1 filed October 2, 2024
File No. 333-281853

Dear Messrs. Schiffman and Lopez:

On behalf of our client, Health In Tech, Inc. (the “Company” or “HIT”), we hereby provide a response to the comments issued in a letter dated October 2, 2024 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

For ease of reference, the comments contained in the Staff’s Letter are reproduced below and are followed by the Company’s response. All page references in the response set forth below refer to the page numbers in the Amended Registration Statement.

Amendment No. 1 to Form S-1

Principal Stockholders, page 92

1.	Please revise to identify the natural person with voting and dispositive power associated with the shares held by Zhong Yang Securities Limited.

Response: The disclosure on pages 93 and Alt-5 has been revised in response to the Staff’s comment.

Exhibit 5.1, page II-3

2.	Reference is made to the final sentence of the opinion where counsel states, “We are licensed to practice law in the State of Ohio and the United States of America.” We note that the company is incorporated in Nevada. In the staff’s view, stating that counsel is licensed to practice in the State of Ohio represents a qualification as to jurisdiction. Please revise the opinion.

Response: The opinion of counsel filed as Exhibit 5.1 has been revised in response to the Staff’s comment.

3.	Additionally, we note the opinion refers to “Units” when the offering is for common stock, and the opinion does not address the resale shares. Please file a corrected legal opinion.

Response: The opinion of counsel filed as Exhibit 5.1 has been revised in response to the Staff’s comment.

General

4.	Please revise Risk Factors and Description of Capital Stock to discuss the exclusive forum provision which appears in Section 7.06 of Exhibit 3.2. We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and under Section 22 of the Securities Act, federal and state courts have concurrent jurisdiction over claims arising under the Securities Act. Please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The disclosure on pages 33 and 97 has been revised in response to the Staff’s comment.

Please call me at 212 407-4017 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alexandria E. Kane
Alexandria E. Kane
Partner